June 10, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Abby Adams, Esq.,
Division of Corporation Finance,
Office of Life Sciences

Re:	Alzamend Neuro, Inc.

Registration Statement on Form S-1

Filed May 10, 2021, as amended

File No. 333-255955

Dear Ms. Adams:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Act”), Spartan Capital Securities, LLC, as representative of the underwriters, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 4:00 p.m., Eastern Time, on Monday, June 14, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that approximately 258 copies of the preliminary prospectus dated May 25, 2021, as amended, have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

[Signature Page Follows]

SPARTAN CAPITAL SECURITIES, LLC

By: /s/ Jason Diamond
Name: Jason Diamond
Title: Head of Investment Banking, Managing Director